EXHIBIT 99.1

Osisko Development Reports Contractor Fatality at the Cariboo Gold Project

MONTREAL, Jan. 23, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") regrets to report that on January 22, 2026, a contractor working at surface suffered a fatal injury following an isolated incident at the Cariboo Gold Project (the "Project"), located in central British Columbia ("B.C."), Canada.

The Company promptly notified appropriate authorities, and an investigation of the incident is underway.

Sean Roosen, Chairman and CEO, stated: "We are deeply saddened by this tragic accident and extend our heartfelt condolences and support to our colleague's family, friends and coworkers during this difficult time. The health, safety and wellbeing of all employees and contractors working at the Project is our highest priority."

Activities at the Project have been temporarily suspended to allow for an investigation.

The Company will provide further information in due course, as appropriate.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its flagship permitted 100%-owned Cariboo Gold Project, located in central B.C., Canada. Its project pipeline is complemented by the Tintic Project in the historic East Tintic mining district in Utah, U.S.A.—brownfield properties with significant exploration potential, extensive historical mining data, access to existing infrastructure and skilled labour. The Company's strategy is to develop attractive, long-life, socially and environmentally responsible mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email:sroosen@osiskodev.com	Email:prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.